February 8, 2007

Mr. Patrick Gilmore
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, D.C. 20549

Re: Serefex Corporation
                  Item 4.01 Form 8-K
                  Filed January 24, 2007
                  File No. 000-29747

Dear Mr. Gilmore:

This will acknowledge our recent telephone conversation concerning the Company’s Form 8-K and Form 8-K/A Reports filed with the Commission.

It is my understanding from Company’s counsel that an updated Exhibit 16 letter is not required due to the merger of the prior accounting firm, Bongiovanni & Associates, with and into Lake & Associates, LLC on January 19, 2006.

Please be advised that the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, please contact our corporate counsel, Mr. William J. Schifino, Sr. at (813) 221-2626.

Yours truly,

                                                            /s/ Brian Dunn
Brian Dunn